Mail Stop 4561

March 5, 2010

Mr. Phillip G. Norton
President and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

> **Re:** ***e*Plus inc.**
> **Form 10-K For the Fiscal Year Ended March 31, 2009**
> **Filed on June 16, 2009**
> **File No. 001-34167**

Dear Mr. Norton:

We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief